                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 1)*


                         OXBORO MEDICAL INTERNATIONAL, INC.
                                  (NAME OF ISSUER)

                            COMMON STOCK $.01 PAR VALUE
                           (TITLE OF CLASS OF SECURITIES)

                                    691384 10 1
                                   (CUSIP NUMBER)


                                 Larry A. Rasmusson
                                1485 - 139th Lane NW
                                 Andover, MN 55304
                                    (612) 757-9738

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(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications)

                                  February 25, 1998
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               (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d- I (b)(3) or (4), check the following box   / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-I(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                     SCHEDULE 13D

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CUSIP No.  691384 10 1                            Page 2 of ___ pages, including
                                                  exhibits
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Larry A. Rasmusson

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) /x/



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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF, OO (See Item 3)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     N/A

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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       NUMBER OF              7    SOLE VOTING POWER
        SHARES
                                   1,175,099
                              --------------------------------------------------
     BENEFICIALLY
       OWNED BY               8    SHARED VOTING POWER

                                   -0-
                              --------------------------------------------------
        EACH
      REPORTING               9    SOLE DISPOSITIVE POWER

                                   1,175,099
                              --------------------------------------------------
       PERSON
        WITH                  10   SHARED DISPOSITIVE POWER

                                   -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 955,503

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/
     219,596 held by the Employee Stock Ownership Plan over which Ms. Rasmusson, as Trustee, has sole voting and sole dispositive power.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.15 percent. Based upon 3,168,942 shares outstanding, including the shares reported in Row 11.
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14   TYPE OF REPORTING PERSON*
     IN
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

                                     SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 3 of _ pages, including
                                                   exhibits
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ITEM 1.   SECURITY AND ISSUER

          State the title of the class of equity securities to which this statement relates and the name and address of the principal executive officers of the issuer of such securities.

          Common Stock, $.01 par value
          Oxboro Medical International, Inc.
          13818 Lincoln Street N.E.
          Ham Lake, Minnesota 55304


ITEM 2.   IDENTITY AND BACKGROUND

          (a)    Name:

                 Larry A. Rasmusson

          (b)    Business address:

                 13828 Lincoln Street NE, Ham Lake, Minnesota 55304

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                 CEO & CFO of Oxboro Medical International, Inc., 13828 Lincoln Street NE, Ham Lake, Minnesota 55304

          (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                 N/A

          (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                 N/A

          (f)    Citizenship: United States


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

                                     SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 4 of _ pages, including
                                                   exhibits
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Rasmusson purchased 5,000 shares of Common Stock of the Issuer on the open market. The purchase price of $10,223.75 was paid from Mr. Rasmusson's private funds.

          Pursuant to the terms of a Third Amendment to Exclusive License and Royalty Agreement, Mr. Rasmusson received 150,000 shares of Common Stock of the Issuer, valued for purposes of the Third Amendment at $2.00 per share. To relieve a portion of the royalty expense of Issuer's subsidiary, Oxboro Outdoors, Inc., and to improve the subsidiary's profit margin, Mr. Rasmusson agreed to a temporary reduction of the royalties from 9% to 4-1/2% for a period of four years. In consideration of the temporary reduction of the royalties, the Issuer issued to Mr. Rasmusson 150,000 shares of Common Stock of the Issuer to be held in escrow. As royalties are earned by Mr. Rasmusson on the sale of products of Oxboro Outdoors, Inc. during the term of the agreement, one-half of the royalties shall be paid in cash and one-half of the royalties shall be paid by the release of an "equivalent value" represented by the Common Stock held in escrow. The equivalent value shall be determined by dividing the cash amount of the royalties payable to Mr. Rasmusson under the agreement by $2.00, rounded to the nearest whole number, which shall be the number of shares to be released to Mr. Rasmusson following the end of each fiscal quarter. Any shares not earned and released at the end of the escrow term shall be canceled and returned to the Issuer. While held in escrow, Mr. Rasmusson has the right to vote such shares.

          Under the terms of an Employment Agreement Mr. Rasmusson has with the Issuer dated April 1, 1993, as amended, the severance obligations represent a substantial economic burden to Issuer and if triggered, could threaten the ability of the Issuer to continue business in the ordinary course. Pursuant to the terms of a Third Amendment to the Employment Agreement effective February 25, 1998, Mr. Rasmusson has agreed to the deletion of Section V(b)(iii) of the Employment Agreement in return for 360,000 shares of Common Stock of the Issuer being deposited into an escrow account which will expire on February 25, 2002. In consideration of the achievement of certain performance criteria by Mr. Rasmusson, the escrow agent will deliver shares to Mr. Rasmusson as set forth in the agreement in increments of 90,000 shares each. At the end of the escrow term, any shares not previously earned and released will be released to Mr. Rasmusson. For purposes of the agreement, the Common Stock of the Issuer has been valued at $2.00 per share. While held in escrow, Mr. Rasmusson has the right to vote such shares.

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of the acquisition was as set forth in Item 3. In addition, the shares will be voted in favor of proposals or nominees proposed by Mr. Rasmusson.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Aggregate number and percentage of the class of securities beneficially owned:

                 955,503 shares of Common Stock, representing 30.15% of the total shares of the Issuer outstanding as of February 25, 1998. In addition, under Section 13d-3(b) (under some interpretations) Mr. Rasmusson may be deemed to be the beneficial owner of 219,596 shares of the Issuer's common stock held by the Company's Employee Stock Ownership Plan over which Mr. Rasmusson, as Trustee, has sole voting power. If combined. such shares would equal 37.08% of the Issuer's outstanding shares as of February 25, 1998.


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

                                     SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 5 of _ pages, including
                                                   exhibits
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          (b)    Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

                 Mr. Rasmusson has sole power to vote and dispose of 1,175,099 shares (including 219,596 shares held in the Employee Stock Ownership Plan of which Mr. Rasmusson is Trustee).

          (c) Transactions in the securities effected during the past sixty days:

                    -------------------------------------------------------
                                            NUMBER
                         DATE                 OF              PURCHASE
                                            SHARES              PRICE
                    -------------------------------------------------------
                    February 20, 1998          300              1.975
                    -------------------------------------------------------
                    February 23, 1998          500              1.9375
                    -------------------------------------------------------
                    February 24, 1998        1,600              2.0625
                    -------------------------------------------------------
                    February 24, 1998        2,600              2.0625
                    -------------------------------------------------------
                    February 25, 1998      150,000              2.00
                    -------------------------------------------------------
                    February 25, 1998      360,000              2.00
                    -------------------------------------------------------

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

               N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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

                                     SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 6 of _ pages, including
                                                   exhibits
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Third Agreement to Exclusive License and Royalty Agreement effective February 25, 1998

          2.   Third Amendment to Employment Agreement effective February 25,
               1998

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





     March 13, 1998                          /s/ Larry A. Rasmusson
-------------------------                    ------------------------------
          Date                                         Signature


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